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                                                       EXHIBIT 7.12

Via Facsimile and Federal Express


January 24, 1996




Mr. Richard M. Osborne
Black Bear Realty, Ltd.
7001 Center Street
Mentor, Ohio  44060

Dear Mr. Osborne:

     This letter is in response to your letter dated December 26, 1995, in which Black Bear Realty, Ltd. submitted a proposal to American Industrial Properties REIT (the "Trust"). After careful consideration, the Trust Managers do not believe your proposal to be in the best interests of the Trust and its shareholders. Specifically, your proposal included an offer to purchase the remaining authorized but unissued shares of the Trust and to purchase shares of the Trust in the open market in an amount up to 30% of the voting power of the Trust, provided the Trust agreed to waive the 9.8% ownership limitation contained in the Trust's Bylaws. For various reasons, including protecting the classification of the Trust as a real estate investment trust ("REIT") for federal income tax purposes, the Trust Managers do not believe a waiver of the Trust's 9.8% ownership limitation is warranted or advisable under these circumstances. In addition, in view of the Trust's current liquidity, the Trust Managers do not believe the additional funds generated by the proposed private placement of the Trust's unissued shares is sufficiently beneficial to the future development of value for the Trust and its shareholders to warrant such a waiver.

     In addition, the Trust Managers do not believe that your stated strategy to the Trust Managers of utilizing the Trust as a vehicle to consolidate smaller real estate companies in the REIT industry is the appropriate strategy for the Trust to increase shareholder value, both in terms of the costs involved and the likelihood of success, given current market conditions.

     Accordingly, based on the foregoing and the Trust Managers' evaluation of your proposed financial commitment and capabilities, the Trust Managers hereby reject your proposal. Please be advised that the Trust Managers intend to continue to pursue such other strategies as they deem appropriate in an effort to increase shareholder value in the Trust.

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Mr. Richard M. Osborne
January 24, 1996
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     We appreciate your continuing interest in the affairs of the Trust and will consider any additional proposals in the future to determine if such proposals are in the best interests of the Trust and its shareholders.

                              Very truly yours,
                              AMERICAN INDUSTRIAL PROPERTIES REIT



                              /s/ Charles W. Wolcott
                              ----------------------
                              Charles W. Wolcott
                              President and CEO

cc:  William H. Bricker
     Bryan L. Goolsby

CW/w